Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Principal Subsidiaries	Place of Incorporation

YXT.COM Holding Limited	British Virgin Islands

YXT.COM (HK) Limited	Hong Kong

Yunxuetang Information Technology (Jiangsu) Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Radnova Intelligence Technology Co., Ltd. (formerly known as Jiangsu Radnova Intelligence Technology Co., Ltd. and Jiangsu Yunxuetang Network Technology Co., Ltd.)	PRC